APPENDIX C

THE 2023 ETF SERIES TRUST

PARTICIPATING FUNDS SCHEDULE

Name of Participating ETF	Date of Fund
Brandes International ETF	June 1, 2023
Brandes U.S. Small-Mid Cap Value ETF	June 1, 2023
Brandes U.S. Value ETF	June 1, 2023
Eagle Capital Select Equity ETF	February 22, 2023
Atlas America Fund	October 28, 2024
Pacific NoS Global EM Equity Active ETF	August 20, 2024

This Appendix C may be unilaterally amended by GS&Co. with notification to the Trust.

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